Exhibit 99.1
22 September 2022

Tremor International Ltd

("Tremor" or the "Company")

 Director Dealings

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data, and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, announces that in accordance with the vesting schedule for certain restricted stock units over Ordinary Shares of NIS0.01 each in the capital of the Company ("RSUs" and "Ordinary Shares") 393,750 time based RSUs over Ordinary Shares have vested and been issued to certain Directors of the Company as set out in the table below.

Pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Rule 10b5-1 Plans”), Ofer Druker, Chief Executive Officer, and Yaniv Carmi, Chief Operating Officer, are expected to sell in the future a portion of such newly issued Ordinary Shares to cover their tax obligations triggered by the vesting of the RSUs. Once such sales of Ordinary Shares occur under the non-discretionary Rule 10b5-1 Plans, such dealings will be reported.

Director	Position	Ordinary Shares Issued	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	218,750	3,877,795	2.68%
Yaniv Carmi	Chief Operating Officer	96,250	1,645,169	1.14%
Sagi Niri	Chief Financial Officer	78,750	631,400	0.44%

For further information please contact:

Tremor International Ltd Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Harriet Ward (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit  www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit  www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit:  https://www.tremorinternational.com/

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of RSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	218,750
d)	Aggregated information: • Aggregated volume • Price	218,750 Ordinary Shares n/a
e)	Date of the transaction	22 September 2022
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of RSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	96,250
d)	Aggregated information: • Aggregated volume • Price	96,250 Ordinary Shares n/a
e)	Date of the transaction	22 September 2022
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sagi Niri
2.	Reason for the Notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of RSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	78,750
d)	Aggregated information: • Aggregated volume • Price	78,750 Ordinary Shares n/a
e)	Date of the transaction	22 September 2022
f)	Place of the transaction	NASDAQ Global Market